EXHIBIT 12

ANADARKO PETROLEUM CORPORATION

CONSOLIDATED STATEMENT OF COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES AND EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31 (Unaudited)
millions except ratio amounts	2009	2008	2007	2006	2005
Income from continuing operations before income taxes (a)	$(108)	$5,368	$6,329	$3,737	$3,253
Equity (income) adjustment	(76)	(134)	(158)	—	—
Fixed charges, to the extent they affect current year earnings	982	1,269	1,450	858	279
Distributions from equity investees	49	136	104	(21)	—
Capitalized interest	(69)	(123)	(122)	(80)	(45)

Total Earnings	778	6,516	7,603	4,494	3,487

Interest expense including capitalized interest	758	876	1,214	730	266
Interest expense included in other (income) expense	57	123	102	—	—
Estimated interest portion of rental expenditures (b)	262	356	316	128	13

Total Fixed Charges	1,077	1,355	1,632	858	279

Preferred Stock Dividends	—	2	5	5	8

Combined Fixed Charges and Preferred Stock Dividends	1,077	1,357	1,637	863	287

Ratio of Earnings to Fixed Charges*	0.72	4.81	4.66	5.24	12.50

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends*	0.72	4.80	4.64	5.21	12.15

*	As a result of the Company’s net loss in 2009, Anadarko’s earnings did not cover fixed charges nor combined fixed charges by $299 million.

These ratios were computed by dividing earnings by either fixed charges or combined fixed charges and preferred stock dividends. For this purpose, earnings include pre-tax income from continuing operations before adjustment for income or loss from equity investees, fixed charges to the extent they affect current year earnings, amortization of capitalized interest, adding distributed income of equity investees, and subtracting interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses. Preferred stock dividends are adjusted to reflect the amount of pretax earnings required for payment.

(a)	Pretax income from continuing operations for the year ended December 31, 2007 includes gain on asset divestitures of $4.66 billion. Gains (losses) on asset divestitures for other periods presented did not have a significant effect on the corresponding ratios of earnings to fixed charges and to combined fixed charges and preferred stock dividends.
(b)	Reflects a portion of rental expenditures representative of interest factor, whether such rentals are expensed or capitalized when incurred. For the years ended December 31, 2009, 2008 and 2007, estimated interest component in rentals includes approximately $185 million, $270 million and $225 million, respectively, associated with the Company’s drilling rig leases.